EXHIBIT 99.1

WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(dollars in millions)
Earnings, including interest on deposits(1):

Income before income tax expense	$1,625	$1,546	$4,823	$4,609
Fixed charges	1,169	1,525	3,708	4,552

	$2,794	$3,071	$8,531	$9,161

Fixed charges(1):
Interest expense	$1,129	$1,494	$3,597	$4,466
Estimated interest component of net rental expense	40	31	111	86

	$1,169	$1,525	$3,708	$4,552

Ratio of earnings to fixed charges(2)	2.39	2.01	2.30	2.01

Earnings, excluding interest on deposits:

Income before income tax expense	$1,625	$1,546	$4,823	$4,609
Fixed charges	631	846	2,034	2,556

	$2,256	$2,392	$6,857	$7,165

Fixed charges:
Interest expense	$1,129	$1,494	$3,597	$4,466
Less: interest on deposits	(538)	(679)	(1,674)	(1,996)
Estimated interest component of net rental expense	40	31	111	86

	$631	$846	$2,034	$2,556

Ratio of earnings to fixed charges(2)	3.58	2.83	3.37	2.80

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission Regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.